FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

        Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of August 2007

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On August 28, 2007 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Ronit Lerner

Title: Chief Financial Officer

Date: August 28, 2007

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Exhibit 1

Compugen Announces Agreement with Teva Covering Splice Variant of MCP1 for Treatment of Chronic Inflammatory Diseases

Agreement includes research collaboration with worldwide license option to Teva

Tel Aviv, Israel - August 28, 2007 - Compugen Ltd. (NASDAQ: CGEN) announced today that it has signed an agreement with Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) covering CGEN-54, a Compugen-discovered novel splice variant of MCP1. The agreement covers both an initial research collaboration and an option to Teva for a worldwide exclusive development and commercialization license.

CGEN-54, a drug candidate for chronic inflammatory diseases, is one of a large number of novel splice variants predicted in silico using a Compugen discovery engine, and then validated experimentally. This discovery engine is based on the Company`s long-term leadership in the field of alternative splicing and was designed to identify novel splice variants of known, clinically-related proteins through the analysis of a proprietary predictive model of the human transcriptome.

According to the agreement, Compugen will provide Teva with research quantities of CGEN-54. Teva will then conduct further in vivo validation experiments and has received from Compugen an option to enter into an exclusive, worldwide milestone and royalty-bearing license agreement for the development and commercialization of any resulting products.

CGEN-54 is an antagonistic variant of MCP1 (Monocyte Chemoattractant Protein 1). MCP1 - also named CCL2 - belongs to the CC protein family and is induced in response to various inflammatory stimuli. Binding of this protein to its cognate receptor, CCR2, leads to the recruitment of specialized immune cells into the site of inflammation, often leading to chronic inflammation. CGEN-54 is a novel splice variant of MCP1 which has now been shown to inhibit MCP1 related activity. The inhibition of the MCP1-CCR2 pathway represents a promising target to effectively modulate disease progression in a number of chronic inflammatory diseases, such as multiple sclerosis.

"One of the first discovery engines we developed was to predict splice variants of known therapeutic proteins. A number of attractive candidates - including this splice variant of MCP1 - were predicted that subsequently were manufactured and initially validated by Compugen," stated Alex Kotzer, President and Chief Executive Officer of Compugen. "We are very pleased that this first collaboration agreement covering one of these candidates is with Teva, a leader in chronic inflammatory disease and a partner with us in other areas."

About Compugen

Compugen`s mission is to be the world leader in the discovery and licensing of product candidates to the drug and diagnostic industry. The Company`s powerful discovery engines enable the predictive discovery of numerous potential therapeutics and diagnostic biomarkers. This capability results from the Company`s decade-long pioneering efforts in the deeper understanding of important biological phenomena at the molecular level through the incorporation of ideas and methods from mathematics, computer science and physics into biology, chemistry and medicine. To date, Compugen`s product discovery efforts and its initial discovery engines have focused mainly within the areas of cancer, immune-related and cardiovascular diseases. The Company's primary commercialization pathway for its product candidates is to enter into milestone and revenue sharing out-licensing and joint development agreements with leading therapeutic and diagnostic companies. Compugen has established an agricultural biotechnology affiliate - Evogene, and a small-molecule drug discovery affiliate - Keddem Bioscience. For additional information, please visit Compugen's corporate Website at www.cgen.com.

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as  "may", "expects", "anticipates", "believes", and "intends", and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

Company contact:

Naomi Rabbie

Corporate Communications Manager

Compugen Ltd.

Email: naomir@cgen.com

Tel: +972-52-598-9894

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